

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 4, 2007

Via U.S. Mail

Mr. Alan N. Stillman
Chairman and Chief Executive Officer
The Smith & Wollensky Restaurant Group, Inc.
880 Third Avenue
New York, NY 10022

RE: **The Smith & Wollensky Restaurant Group, Inc.**
      Schedule 13E-3 filed on May 15, 2007
      File No. 005-61691

      Schedule 14A filed on May 15, 2007
      File No. 001-16505

Dear Mr. Stillman:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us why you believe St. James, the Stillman Group, Project Grill, Fortunato Valenti, Joachim Splichal, SWRG Acquisition Sub and the Bunker Hill entities are not affiliates engaged in the going private transaction. Please refer to Section III of Release No.

34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. Alternatively, revise to include each person as a filing person on the Schedule 13E-3.

Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person added in response to this comment. For example, include a statement as to whether the person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Schedules 14A

2. Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. Refer to Rule 14a-6(e)(1).

3. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise the proxy statement to relocate the "Special Factors" so that it immediately follows the summary.

Special Factors, page 10

4. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. File any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

Recommendations of the Special Committee and our Board of Directors, page 20

5. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A.

SWRG's Reasons for the Merger, page 21

6. If the disclosure in this section is intended to satisfy your Item 1014 of Regulation M-A disclosure, please disclose in reasonable detail all material factors upon which the

fairness determination is based as opposed to discussing "a number of factors" that the committee believed supported its decision.

7. Please provide separate disclosure addressing whether each filing person found the transaction to be procedurally and substantively fair to unaffiliated holders and an analysis of the material factors upon which each relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q & A No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). It appears that you may be attempting to rely on your disclosure in the "Reasons for the Merger" section to satisfy this disclosure obligation. Please note that that Item 1013 requires disclosure regarding why each filing person is engaging in the transaction while Item 1014 requires a discussion as to whether the transaction is fair to unaffiliated holders. While there may be some overlap in these discussions, you should separately address each. In that regard, your discussion of fairness should be clear in explaining how each factor impacted the determination with respect to unaffiliated security holders.

8. If one party relied on the analysis of another, such as the financial advisor, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis.

9. Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going-private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. Please note that conclusory statements, such as your brief reference to liquidation value, are insufficient.   Refer to the Q&A in SEC Release No. 34-17719 (April 13, 1981). Please expand your disclosure accordingly.

10. Revise the discussion of procedural fairness to address Item 1014(d) of Regulation M-A. For instance, given that the majority vote of unaffiliated shareholders is not required for approval, please discuss the basis of the board's belief that the merger is fair to unaffiliated shareholders despite the lack of this procedural safeguard. Refer to Answer to Question 21 of Release No. 34-17719 for additional guidance.

11. Please explain why the fact that Alan Stillman supports the merger provides a "degree of certainty" regarding the consummation of the merger given that you have a majority of unaffiliated voters provision.

12. We note your reference to the "Special Committee's belief that the $11.00 per share merger consideration would result in greater value . . ." You earlier indicate that the board's reasons for the transaction are identical to those of the Special Committee's. Please revise to clarify whether the board independently believes that the $11.00 per share price would result in greater value.

Position of Mr. Stillman, page 24

13. Please carefully review the comments on the prior section and revise this section accordingly.

14. Here, and throughout the document, delete any disclosure that implies that Mr. Stillman may not be a filing person. If you do not believe Mr. Stillman is a filing person, please remove him from the Schedule 13E-3 and provide the staff with a detailed analysis supporting your position.

15. Please delete the statement that Mr. Stillman did not undertake a "formal evaluation of the fairness of the transactions." In the alternative, please explain what is meant by a "formal evaluation" and explain how Mr. Stillman satisfied his Item 1014 obligation absent a formal evaluation.

16. We note the statement that the "foregoing discussion of the information and factors given weight by Mr. Stillman in connection with the fairness of the transactions contemplated by the Stillman Agreement and the merger is not intended to be exhaustive." Please revise your disclosure to discuss or clarify that you have discussed all material factors considered by Mr. Stillman.

Opinion of TM Capital Corp., page 25

17. Please disclose any relationships between filing persons and TM in the preceding two years, including any consideration paid.

18. Disclose all of the financial forecasts and projections that were provided to either fairness advisor. In addition, disclose and quantify the material assumptions underlying the forecasts.

19. Please revise to disclose the data underlying the results described in connection with the analyses performed by TM Capital and to show how that information resulted in the multiples/values disclosed, and explain how the results in each analysis support the fairness opinion given by Tm Capital. To the extent this underlying data was not provided to the Special Committee or board, please state so here and, in an appropriate location, explain how the committee and board were able to rely on this advisor's opinion without having access to such data.

20. Please delete the statement that the opinion is "quantified in its entirety by reference to the written opinion." Investors are entitled to rely upon your disclosure.

Interests of SWRG's Directors and Executive Officers, page 32

21. Please provide tabular disclosure of the payments to be received by each director and officer in connection with the going private transaction.

Certain Effects of the Merger, page 37

22. Please relocate this disclosure so it appears prior to all information not called for by Items 7,8 or 9 of the Schedule 13E-3.

23. Please revise the fourth paragraph to provide greater detail regarding the effects of the transaction on Mr. Stillman. For instance, please discuss the value of the assets acquired by Mr. Stillman and please describe Mr. Stillman's interest in those assets on a pro forma basis. In addition, please disclose the tax consequences to Mr. Stillman.

24. Please quantify and explain who will retain the benefit of any net operating loss carryforwards.

Material U.S. Federal Income Tax Consequences, page 38

25. Delete the statement that this discussion is a summary of "certain" material tax consequences and is for "general information only." You are required to disclose the material tax consequences and investors are entitled to rely upon your disclosure.

The Merger Agreement, page 44

26. Delete the phrase "you should not rely on the representations and warranties as statements of factual information." Investors are entitled to rely on your disclosure.

Where you can find more information, page 81

27. Please note Schedule 13E-3 does not permit forward incorporation by reference. Please revise accordingly.

Closing

Please amend the documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please electronically submit a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3345 with any questions.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions

cc: Keith Pisani, Esq.
Paul, Hastings, Janofsky & Walker, LLP
via facsimile: (212) 230-7693